Exhibit 99.2

TO:	The Purchasers of Scopus BioPharma Inc. (the “Company”), Common Stock and Warrants

To Whom It May Concern:

This letter agreement (the “Agreement”) will confirm my agreement to vote all shares of Scopus BioPharma Inc. voting stock over which the undersigned has voting control in favor of any resolution presented to the shareholders of the Company to approve the increase in the authorized shares of the common stock of the Company pursuant to that certain Securities Purchase Agreement, dated November 21, by and among the Company and the purchasers signatory thereto (the “Purchase Agreement”) and the other agreements entered into in connection therewith or as otherwise may be required by the applicable rules and regulations of the Nasdaq Stock Market LLC (or any successor entity). This agreement is given in consideration of, and as a condition to enter into such Securities Purchase Agreement and is not revocable by the undersigned.

By:
Name of Shareholder:
Percentage Beneficial Ownership: